UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

América Móvil’s fourth quarter of

2019 financial and operating report

Mexico City, February 11th, 2020 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the fourth quarter of 2019.

●

We added 1.9 million mobile postpaid subscribers in the fourth quarter, including 1.2 million in Brazil, 242 thousand in Mexico and 101 thousand in Colombia. On the fixed-line platform we obtained 181 thousand fixed-broadband clients.

●

Mobile postpaid and fixed-broadband remain the main drivers of access growth at 8.1% and 4.2% year-on-year respectively, while mobile prepaid subs declined 2.3% and fixed-voice accesses and PayTV units were down 2.2% and 2.8%.

●	Revenues of 263 billion pesos were flat year-on-year in Mexican peso terms on account of the appreciation of the Mexican peso vs. all other operating currencies.

●

At constant exchange rates (excluding Argentina, given that it is subject to inflation-adjusted accounting) service revenues accelerated to 3.2% from 2.5% in the prior quarter with those on the mobile platform growing 5.7% year-over-year—15.6% in Brazil, 8.5% in Colombia, 7.6% in Mexico and 5.7% in our European operations—and those on the fixed one practically flat.

●

Under IFRS16 our EBITDA came in at 81.7 billion pesos in the fourth quarter and was equivalent to 31.1% of revenues. Under comparable accounting standards, and at constant exchange rates ex-Argentina, EBITDA shot up 7.6% after adjusting for extraordinary items in Brazil, Austria and Mexico.

●	EBITDA growth accelerated in Peru to 22%; Central America to 17.8%, the U.S. to 16.3%; Colombia to 14.5%, Mexico to 5.9% (organic) and Brazil to 4.7% after adjusting for extraordinary items.

●	Our 44.6 billion pesos operating profit and 8.0 billion pesos in comprehensive financing costs resulted in a net profit of 21.2 billion in the quarter, 63.4% more than in the year-earlier quarter.

●	Including capitalized obligations, our net debt ended the year at 677 billion pesos. Under IAS17 our net debt to EBITDA ratio stood at 1.95x.

●

Acquisitions came in at 24.9 billion pesos, principally accounted for by Nextel Brazil. In addition we reduced pension obligations by 20.2 billion pesos, mainly in Telmex and covered shareholder distributions of 22.9 billion pesos, mostly by way of dividends.

América Móvil Fundamentals

	4Q19	4Q18

Earnings per Share (Mex$)(1)	0.32	0.20

Earning per ADR (US$)(2)	0.33	0.20

EBITDA per Share (Mex$)(3)	1.24	1.09

EBITDA per ADR (US$)	1.28	1.10

Net Income (millions of Mex$)	21,194	12,971

Average Shares Outstanding (billion)	66.01	66.04

(1) Net Income / Average Shares outstanding

(2) 20 shares per ADR

(3) EBITDA/ Average Shares Outstanding

América Móvil’s Subsidiaries as of December 2019

Country	Brand	Business	Equity Participation

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	98.8%

	Sección Amarilla(1)	other	100.0%

	Telvista	other	90.0%

Argentina	Claro	wireless	100.0%

	Telmex	wireline	100.0%

Brazil	Claro	wireless/wireline	98.5%

Chile	Claro	wireless	100.0%

	Telmex(1)	wireline	100.0%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless	100.0%

Dominicana	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.8%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Panama	Claro	wireless/wireline	100.0%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless/wireline	100.0%

USA	Tracfone	wireless	100.0%

Netherlands	KPN	wireless/wireline	16.1%

Austria	Telekom Austria	wireless/wireline	51.0%

(1) Equity Participation of TELINT of which América Móvil owns 100%.

Beginning January 1st, 2019 we implemented IFRS 16 accounting standards. The information presented in this report was prepared in a prospective basis; comparable information is provided in the appendix.

The reported figures for Argentina corresponding to the fourth quarter of 2019 and the period January-December 2019 are presented in accordance with a) IAS29 reflecting the effects of the adoption of inflationary accounting that became mandatory after the Argentinean economy was deemed to be hyperinflationary in the third quarter of 2018 and b) IAS21 translated to Mexican pesos using the end-of-period exchange rate.

All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

On December 18th, we completed the acquisition of 100% of Nextel Brazil from NII Holdings. With this transaction, AMX consolidates its operations as one of the leading telecommunication service providers in Brazil, strengthening its mobile network capacity, spectrum portfolio and market position in the postpaid segment, particularly in the cities of São Paulo and Rio de Janeiro.

On January 27th,Teléfonos del Noroeste, S.A. de C.V. (“Telnor”), was notified of a fine imposed by the IFT for an amount of MXP$1,311.8 million derived from a proceeding with respect to the alleged breach to the availability of information of certain passive infrastructure (post, duct) in the management electronic system used for the request of wholesale services from Telnor. Due to the lack of a due process, América Móvil and Telnor do not share the way the proceeding was conducted, nor the resolution approved by the IFT’s commissioners and will exercise all legal remedies to challenge it. This arbitrary, illegal and disproportionate fine affects the legal certainty in a sector that requires important investments for its development.

Access Lines

We finished the year with 278 million wireless subscribers after net disconnections of 689 thousand. This figure comprises 1.9 million postpaid net gains and 2.6 million prepaid disconnections. Our postpaid base was up 8.1% to 89 million subs. Brazil led the way in terms of postpaid growth after adding 1.2 million subs, followed by Mexico with 242 thousand and Colombia with 101 thousand. The prepaid base ended the quarter with 189.1 million subs, 2.3% below last year.

On the fixed-line segment we had nearly 84 million RGUs, after disconnections of 333 thousand units as new broadband accesses could not compensate for the disconnections of voice and PayTV units. We had 31 million fixed broadband connections at the end of December, 4.2% more than a year before with our main markets Brazil and Mexico, similar in size, growing 1.9% and 0.7%, respectively. Several markets including the Central America block, Argentina, Peru and Ecuador observed double digit growth.

Mobile postpaid and fixed-broadband continued to be the main drivers of access growth at 8.1% and 4.2%, respectively with mobile overtaking fixed broadband for the first time in several quarters. Mobile prepaid and PayTV accesses declined 2.3% and 2.8%, respectively, while fixed-voice accesses were down 2.2% from a year before.

Wireless Subscribers as of December 2019

	Total(1) (Thousands)

Country	Dec ’19	Sep ’19	Var.%	Dec ’18	Var.%

Argentina, Paraguay and Uruguay	24,634	24,536	0.4%	24,264	1.5%

Austria & CEE	21,296	21,520	-1.0%	21,029	1.3%

Brazil	54,488	56,451	-3.5%	56,416	-3.4%

Central America	15,488	15,290	1.3%	14,364	7.8%

Caribbean	6,244	6,139	1.7%	5,887	6.1%

Chile	6,873	6,779	1.4%	6,707	2.5%

Colombia	31,104	30,577	1.7%	29,681	4.8%

Ecuador	8,493	8,422	0.8%	8,246	3.0%

Mexico	76,918	76,150	1.0%	75,448	1.9%

Peru	11,611	11,623	-0.1%	12,098	-4.0%

USA	20,876	21,229	-1.7%	21,688	-3.7%

Total Wireless Lines	278,027	278,716	-0.2%	275,827	0.8%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Fixed-Line and Other Accesses (RGUs) as of December 2019

	Total(1) (Thousands)

Country	Dec ’19	Sep ’19	Var.%	Dec ’18	Var.%

Argentina, Paraguay and Uruguay	1,114	1,023	8.9%	775	43.8%

Austria & CEE	6,143	6,135	0.1%	6,203	-1.0%

Brazil	34,048	34,448	-1.2%	35,285	-3.5%

Central America	7,095	7,031	0.9%	6,465	9.7%

Caribbean	2,528	2,537	-0.4%	2,546	-0.7%

Chile	1,400	1,418	-1.3%	1,424	-1.7%

Colombia	7,613	7,555	0.8%	7,171	6.2%

Ecuador	446	431	3.3%	384	15.9%

Mexico	21,992	22,158	-0.8%	22,337	-1.5%

Peru	1,603	1,578	1.6%	1,472	8.9%

Total RGUs	83,983	84,315	-0.4%	84,062	-0.1%

(1) Fixed Line, Broadband and Television (Cable & DTH).

América Móvil Consolidated Results

With U.S. long-term interest rates stabilizing in the fourth quarter after a sharp decline that began in February 2019 and the stock market reaching all-time highs on the back of sustained economic momentum and the said reduction in interest rates, the year ended on an improving note on the U.S. economic front. In this context, coupled with weak but improving levels of economic activity in Latin America’s larger countries, the currencies in the region generally strengthened or were stable throughout the quarter with the noted exception of the Chilean peso that depreciated as a result of the social unrest in last November.

Our fourth quarter revenues totaled 263 billion pesos, including “other revenues”, of 2.6 billion pesos derived from the restructuring of certain amounts owed under equipment lease agreements in Mexico. In Mexican peso terms our revenues were flat year-on-year, reflecting the depreciation of our currencies vs. the Mexican peso that appreciated 11.3% against the Brazilean real, 10.6% vs. the Colombian peso, 14.3% vs. the Chilean peso, 6.0% vs. the euro and 3.0% vs. the dollar. At constant exchange rates service revenues actually accelerated to a pace of 3.2% year-on-year from 2.5% the prior quarter (excluding Argentina because of its hyperinflationary situation) with continued strong performance in the mobile platform and improving trends on the fixed one. Three of our top four operations posted positive revenue growth on both fixed and mobile platforms; a year ago only one did.

Mobile service revenues kept picking up, with their annual rate of growth hitting 5.7% from 4.6% in the third quarter whereas our fixed revenues were practically flat, marking their best showing in 2019 as fixed-broadband growth roughly made up for revenue losses in voice and PayTV.

On the mobile platform, our Brazilian operations posted a 15.6% increase, aided by continued market share gains in the postpaid segment: in fact, mobile postpaid revenues soared 21%. In the Dominican Republic mobile service revenues were up 8.9%; in Colombia 8.5%; in Mexico 7.6% and in our European operations 5.7%. Save for Mexico, all the countries mentioned before posted their best performances in more than a year—if not ever. As for fixed-service revenue growth, it reached nearly 14% in Paraguay; 8.6% in Colombia; 7.8% in Ecuador and 4.0% in Peru.

Postpaid mobile services became our most dynamic business segment, with growth accelerating to nearly 8% from 5.8% the prior quarter, overtaking fixed broadband services, at 7.1%. Mobile prepaid services and corporate networks followed, with revenue growth of 3.8% and 1.3%, respectively.

Under IFRS16 our EBITDA came in at 81.7 billion pesos in the fourth quarter, corresponding to a 31.1% EBITDA margin. At constant exchange rates, our organic EBITDA (IAS17) was up 7.6% adjusting for extraordinary items in Mexico, Austria and in Brazil in the fourth quarter of 2018, reflecting greater operating leverage.

We observed double-digit EBITDA growth in several countries—Peru, 22%; Central America 17.8%; the U.S. 16.3%, Colombia, 14.5%, México, 5.9% (organic)—with Brazil expanding 4.7% after the above-mentioned adjustment. The EBITDA margins increased approximately 1 percentage point in each of Mexico, Telekom Austria (excluding restructuring costs), Argentina, the U.S. and Colombia, with Central America and Peru presenting margin increases of 4 to 5 percentage points.

América Móvil’s Income Statement Millions of Mexican pesos

	4Q19(1)	4Q18(2)	Var.%	Jan - Dec 19(1)	Jan - Dec 18(2)	Var.%

Service Revenues	209,055	213,694	-2.2%	829,831	860,985	-3.6%

Equipment Revenues	50,980	49,332	3.3%	172,983	174,560	-0.9%

Total Revenues*	263,187	263,310	0.0%	1,007,348	1,038,208	-3.0%

Cost of Service	74,042	81,944	-9.6%	297,193	328,808	-9.6%

Cost of Equipment	50,969	52,101	-2.2%	174,544	180,014	-3.0%

Selling, General & Administrative Expenses	54,504	57,620	-5.4%	215,994	227,192	-4.9%

Others	1,923	-137	n.m.	5,862	6,923	-15.3%

Total Costs and Expenses	181,438	191,528	-5.3%	693,592	742,938	-6.6%

EBITDA	81,749	71,783	13.9%(3)	313,756	295,270	6.3%(3)

% of Total Revenues	31.1%	27.3%		31.1%	28.4%

Depreciation & Amortization	37,126	35,877	3.5%	158,915	155,713	2.1%

EBIT	44,622	35,906	24.3%(3)	154,841	139,557	11.0%(3)

% of Total Revenues	17.0%	13.6%		15.4%	13.4%

Net Interest Expense	5,204	1,387	275.2%	31,627	21,125	49.7%

Other Financial Expenses	4,528	-8,111	155.8%	7,075	10,176	-30.5%

Foreign Exchange Loss	-1,686	16,036	-110.5%	-5,226	7,262	-172.0%

Comprehensive Financing Cost (Income)	8,045	9,311	-13.6%(3)	33,476	38,564	-13.2%(3)

Income & Deferred Taxes	15,317	13,363	14.6%	51,034	46,477	9.8%

Net Income before Minority
Interest and Equity Participation in Results of Affiliates	21,260	13,232	60.7%	70,331	54,517	29.0%

Equity Participation in Results of Affiliates	-24	11	-319.8%	-18	0	n.m.

Minority Interest	-41	-272	84.8%	-2,583	-1,951	-32.4%

Net Income	21,194	12,971	63.4%(3)	67,731	52,566	28.8%(3)

(1)  Under IFRS 16.

(2)  Under IAS 17.

(3)  The comparison is for reference only. It is not meaningful given figures were obtained with different methodologies. Comparable information is provided in the appendix 1.

*Total revenues include Other Revenues.

n.m. Not meaningful.

We obtained a 44.6 billion pesos operating profit that, after factoring in 8.0 billion pesos in comprehensive financing costs, helped bring about a 21.2 billion net profit in the period, a 63.4% increase from the year-earlier quarter. Our net profit was equivalent to 32 peso cents per share or 33 dollar cents per ADR.

Including capitalized obligations, our net debt ended the year at 677 billion pesos, 7.2 billion pesos lower than at the end of 2018. Under IAS17, excluding capitalized obligations from the debt and substracting lease payments from our EBITDA, our net debt to EBITDA ratio stood at 1.95 times. In cash flow terms we increased our net debt by 16.3 billion pesos in 2019.

Shareholder distributions totaled 22.9 billion pesos, mostly by way of dividends, while acquisitions came in at 24.9 billion pesos, principally having to do with Nextel Brazil. In addition we reduced pension obligations by 20.2 billion pesos, mainly in Telmex.

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos

	Dec ‘19*	Dec ‘18	Var.%		Dec ‘19*	Dec ‘18	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Ivestments	67,464	70,676	-4.5%	Short Term Debt*	129,172	96,231	34.2%

Accounts Receivable	211,532	221,514	-4.5%	Lease-Related Debt	25,895

Other Current Assets	10,747	16,560	-35.1%	Accounts Payable	272,556	278,391	-2.1%

Inventories	41,102	40,305	2.0%	Other Current Liabilities	97,777	92,469	5.7%

	330,844	349,056	-5.2%		525,400	467,091	12.5%

Non Current Assets				Non Current Liabilities

Plant & Equipment	639,343	640,001	-0.1%	Long Term Debt	495,082	542,692	-8.8%

Rights of Use	118,003			Lease-Related Debt	94,702

Investments in Affiliates	2,474	3,133	-21.0%	Other Liabilities	189,843	173,568	9.4%

					779,627	716,260	8.8%

Deferred Assets

Goodwill (Net)	152,900	145,566	5.0%

Intangible Assets	125,169	122,138	2.5%	Shareholder’s Equity	226,907	245,872	-7.7%

Deferred Assets	163,199	169,330	-3.6%

Total Assets	1,531,934	1,429,223	7.2%	Total Liabilities and Equity	1,531,934	1,429,223	7.2%

Includes current portion of Long Term Debt.

*Includes Nextel Brazil.

Financial Debt of América Móvil* Millions

	Dec -19	Dec -18

Peso - denominated debt (MxP)	80,129	72,501

Bonds and other securities	58,129	68,001

Banks and others	22,000	4,500

U.S. Dollar - denominated debt (USD)	9,472	9,947

Bonds and other securities	8,975	9,353

Banks and others	497	594

Euro - denominated Debt (EUR)	11,165	11,281

Bonds and other securities	11,065	11,036

Banks and others	100	245

Sterling - denominated Debt (GBP)	2,750	2,750

Bonds and other securities	2,750	2,750

Reais - denominated Debt (BRL)	7,475	6,480

Bonds and other securities	7,475	6,475

Banks and others	0	5

Debt denominated in other currencies (MxP)	26,045	14,203

Bonds and other securities	5,818	6,240

Banks and others	20,227	7,963

Total Debt (MxP)	624,254	638,922

Cash, Marketable Securities and Short Term Financial Investments (MxP)	67,464	70,676

Net Debt (MxP)	556,790	568,246

*This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure.

Mexico

We gained 242 thousand new postpaid clients in Mexico in the fourth quarter and 526 thousand prepaids to finish the year with nearly 77 million wireless subscribers, 1.9% more than we had at the end of 2018. Altogether we added almost 1.5 million subscribers throughout the year. On the fixed-line platform we disconnected 166 thousand accesses in the quarter, substantially all of them fixed-voice, ending the year with 22 million accesses, 1.5% less than a year before.

At 81.7 billion pesos, our revenues were up 6.4% from the year-earlier quarter, which includes under “other revenues”, 2.6 billion pesos derived from the restructuring of certain amounts owed under equipment lease agreements.

Service revenues expanded 5.0% with mobile service revenues increasing 7.6% on the back of strong prepaid-revenue growth, 10.7%. ARPUs kept on rising to 154 pesos, a 5.8% year-on-year increase, driven by continued advances in data-services usage per client.

Fixed-line service revenues increased 0.8% after several quarters of declines mostly on the back of broadband revenue growth and corporate networks.

EBITDA totaled 30.1 billion pesos under IFRS 16. Under comparable financial standards it rose 12.7% from the prior year, but adjusting for one-off items it was up 5.9% on the strength of service revenue growth on both fixed and mobile platforms.

We have been expanding wireless coverage to reach smaller towns and rural areas. On the fixed platform we have also been more active in building fiber to the home and upgrading our network to provide greater speeds.

INCOME STATEMENT - Mexico Millions of MxP

	4Q19(1)	4Q18(2)	Var.%	Jan - Dec 19 (1)	Jan - Dec 18(2)	Var.%

Total Revenues*	81,710	76,788	6.4%	295,184	284,512	3.8%

Total Service Revenues	54,508	51,889	5.0%	212,062	203,026	4.5%

Wireless Revenues	58,382	54,377	7.4%	210,319	197,073	6.7%

Service Revenues	35,110	32,635	7.6%	135,573	126,164	7.5%

Equipment Revenues	23,272	21,742	7.0%	74,746	70,908	5.4%

Fixed Line Service Revenues	19,398	19,253	0.8%	76,489	76,862	-0.5%

EBITDA	30,149	24,582		109,370	94,001

% total revenues	36.9%	32.0%		37.1%	33.0%

EBIT	23,243	17,854		76,252	64,839

%	28.4%	23.3%		25.8%	22.8%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Mexico Operating Data

	4Q19	4Q18	Var.%

Wireless Subscribers (thousands)	76,918	75,448	1.9%

Postpaid	14,350	13,512	6.2%

Prepaid	62,569	61,936	1.0%

MOU	535	526	1.9%

ARPU (MxP)(1)	154	145	5.8%

Churn (%)	4.4%	4.4%	(0.0)

Revenue Generating Units (RGUs)*	21,992	22,337	-1.5%

Fixed Lines	12,299	12,715	-3.3%

Broadband	9,693	9,622	0.7%

*Fixed Line and Broadband.

(1) Under IFRS 15.

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

Revenues in Argentina declined 4.9% annually at constant pesos to 24.8 billion Argentinean pesos. Mobile service revenues were down 5.8% with those of the prepaid segment falling 0.6% and postpaid coming down 8.4% somewhat more than in the prior quarter as we became more promotional in the holiday season. Fixed service revenues fell 5.8%, we are offering discounts in the aim to gain scale in the fixed market.

In an effort to maintain profitability, we have been able to reduce costs and expenses by 8.9% year-on-year. EBITDA (under IFRS16) was 10.1 billion Argentinean pesos, and the EBITDA margin stood at 40.9% of revenues. Under comparable accounting standards, it declined only 2.2% in real terms, but the margin expanded 1.1 percentage points.

INCOME STATEMENT - Argentina Millions of Constant ARS of December 2019

	4Q19(1)	4Q18(2)	Var.%	Jan - Dec 19(1)	Jan - Dec 18(2)	Var.%

Total Revenues*	24,770	26,033	-4.9%	100,738	108,662	-7.3%

Total Service Revenues	19,551	20,762	-5.8%	81,199	86,538	-6.2%

Wireless Revenues	22,449	23,851	-5.9%	92,416	101,702	-9.1%

Service Revenues	19,551	20,762	-5.8%	81,199	86,538	-6.2%

Equipment Revenues	5,059	5,193	-2.6%	19,218	21,959	-12.5%

Fixed Line Revenues	2,160	2,104	2.7%	8,001	6,795	17.8%

EBITDA	10,121	9,947		41,622	41,969

% total revenues	40.9%	38.2%		41.3%	38.6%

EBIT	8,377	8,383		33,826	35,151

%	33.8%	32.2%		33.6%	32.3%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Argentina Operating Data

	4Q19	4Q18	Var.%

Wireless Subscribers (thousands)(1)	21,894	21,820	0.3%

Postpaid	8,448	8,381	0.8%

Prepaid	13,446	13,440	0.0%

MOU	77	80	-3.5%

ARPU (ARP)(2)	257	181	42.0%

Churn (%)	1.9%	1.9%	(0.0)

Revenue Generating Units (RGUs)*	781	465	68.0%

*Fixed Line, Broadband and Television.

(1) Hybrid subscribers are now included in our postpaid figures

(2) Under IFRS 15.

Brazil

We added 1.2 million postpaid subscribers in the fourth quarter for a total of four million in the full year. We ended the year with a total of 54.5 million mobile customers, leading the portability net balance, with a record addition of customers that migrated their number to Claro.

As for the fixed-line platform, we added 22.4 thousand broadband accesses in the fourth quarter, maintaining our leadership in the market. We reached 5.9 million ultrabroadband accesses (connections faster than 34 Mbps). With the expansion to 52 new cities in 2019, our FTTH footprint reached 68 new cities. We are improving our market share position on these geographies and leading ultrabroadband adoption in Brazil.

Total revenues were up 3.1% year-on-year to 9.3 billion reais, with service revenues rising 3.2%. Mobile service revenues showed solid growth of 15.6%—its best showing ever—driven by outstanding growth in postpaid revenues that were up 21.0%.

On the fixed-line platform revenues declined 3.1%. Broadband revenues rose 9.5% but voice and PayTV revenues were off 16.5% and 8.2%. We added 15.6 thousand new broadband accesses and 843.1 thousand new M2M/IOT accesses in the fourth quarter of 2019.

EBITDA was 3.5 billion reais under IFRS16, representing an EBITDA margin of 37.4% of revenues. Under the prior accounting standards, and adjusting for the extraordinary booking last year of a profit derived from having won certain legal proceedings involving taxes, EBITDA was up 4.7% from a year before, with the EBITDA margin rising 50 basis points. For the full year, our EBITDA margin rose 1.1 percentage points in spite of record postpaid net adds.

In December, we completed the acquisition of Nextel in Brazil by virtue of which we will be adding approximately 3.5 million subscribers. Most of the clients are concentrated in the cities of Sao Paulo and Rio de Janeiro in which we will be adding three points to our postpaid share to reach 28% in the former, and seven points to get to 37% in the latter. Additionally, this transaction will strengthen Claro’s spectrum position.

INCOME STATEMENT - Brazil Millions of BrL

	4Q19(1)	4Q18(2)	Var.%	Jan - Dec 19(1)	Jan - Dec 18(2)	Var.%

Total Revenues*	9,298	9,021	3.1%	36,331	35,660	1.9%

Total Service Revenues	8,954	8,674	3.2%	35,146	34,505	1.9%

Wireless Revenues	3,734	3,275	14.0%	13,886	12,653	9.7%

Service Revenues	3,402	2,943	15.6%	12,763	11,549	10.5%

Equipment Revenues	332	332	0.0%	1,123	1,104	1.7%

Fixed Line Revenues	5,552	5,731	-3.1%	22,383	22,957	-2.5%

EBITDA	3,481	3,085		13,527	12,096

% total revenues	37.4%	34.2%		37.2%	33.9%

EBIT	1,423	1,362		5,501	4,044

%	15.3%	15.1%		15.1%	11.3%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under IAS 17.

Brazil Operating Data

	4Q19	4Q18	Var.%

Wireless Subscribers (thousands)	54,488	56,416	-3.4%

Postpaid	27,491	23,506	17.0%

Prepaid	26,997	32,910	-18.0%

MOU(1)	161	118	35.7%

ARPU (BrL)(2)	20	17	20.5%

Churn (%)	5.7%	5.7%	(0.0)

Revenue Generating Units (RGUs)*	34,048	35,285	-3.5%

*Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Colombia

We added 101 thousand postpaid subscribers and 426 thousand prepaid subscribers in the quarter. Total net gains in 2019 of 1.4 million were four times greater than in the prior year. On the fixed-line platform, we obtained 58 thousand new RGUs.

Total revenues were 3.4 billion Colombian Pesos, with service revenue growth accelerating to 8.5% year-on-year—the best performance since 2Q18—and equipment revenues growing 25%.

Mobile service revenues of 1.6 billion Colombian pesos were up 8.5% from the year before, as prepaid revenue growth accelerated sharply to 11.2% from 4.8% in the prior quarter, while postpaid revenues grew 7.1% compared to 4.6% in the third quarter. Fixed-line service revenues increased 8.6%. Broadband is the single most important component of fixed service revenues it was up 12.2% in the fourth quarter, followed by PayTV that rose 5.8% year-on-year. At nearly 20%, corporate services is the fastest growing business line.

Under IFRS16 our EBITDA was 1.4 billion Colombian pesos, equivalent to 43.1%. On comparable standards, EBITDA grew 14.5%—the fastest pace in over a year.

In a spectrum auction that took place in the first days of January, we were granted the use of 20MHz of spectrum in the 700MHz frequency and 3 blocks of 10MHz each in the 2500 MHz band.

INCOME STATEMENT - Colombia Billions of COP

	4Q19(1)	4Q18(2)	Var.%	Jan - Dec 19(1)	Jan - Dec 18(2)	Var.%

Total Revenues*	3,354	2,998	11.9%	12,655	11,580	9.3%

Total Service Revenues	2,533	2,334	8.5%	9,752	9,210	5.9%

Wireless Revenues	2,374	2,081	14.1%	8,826	8,071	9.4%

Service Revenues	1,584	1,460	8.5%	6,072	5,820	4.3%

Equipment Revenues	790	621	27.2%	2,755	2,251	22.4%

Fixed Line Revenues	962	895	7.5%	3,756	3,457	8.7%

EBITDA	1,446	1,211		5,497	4,747

%	43.1%	40.4%		43.4%	41.0%

EBIT	901	678		3,235	2,700

%	26.9%	22.6%		25.6%	23.3%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Total revenues include other income.

1) Under IFRS 16. (2) Under IAS 17.

Colombia Operating Data

	4Q19	4Q18	Var.%

Wireless Subscribers* (thousands)	31,104	29,681	4.8%

Postpaid	7,351	6,937	6.0%

Prepaid	23,753	22,744	4.4%

MOU(1)	293	225	30.4%

ARPU (COP)(2)	17,252	18,920	-8.8%

Churn (%)	4.8%	4.9%	(0.1)

Revenue Generating Units (RGUs)**	7,613	7,171	6.2%

*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC). **Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers. (2) Under IFRS 15.

(2) Under IFRS 15.

Chile

Revenues of 211 billion Chilean pesos were 2.6% lower than those obtained in the prior year with service revenues declining 4.1%. On the mobile platform they were down 3.8% due to a mobile termination rate cut; however, revenues net of interconnection charges actually rose 3.7%. On the fixed platform, service revenues came down 4.4%.

Under IFRS16 EBITDA came in at 58.6 billion Chilean pesos, equivalent to 27.8% of revenues. Under the prior accounting methodology, EBITDA was 1.3% lower than that of the prior year.

INCOME STATEMENT - Chile Millions of ChPL

	4Q19(1)	4Q18(2)	Var.%	Jan - Dec 19(1)	Jan - Dec 18(2)	Var.%

Total Revenues*	211,071	216,779	-2.6%	835,024	835,603	-0.1%

Total Service Revenues	171,730	178,998	-4.1%	682,766	713,874	-4.4%

Wireless Revenues	136,939	139,289	-1.7%	530,056	535,954	-1.1%

Service Revenues	97,648	101,509	-3.8%	379,221	414,301	-8.5%

Equipment Revenues	39,291	37,780	4.0%	150,835	121,653	24.0%

Fixed Line Revenues	74,082	77,489	-4.4%	303,545	299,573	1.3%

EBITDA	58,644	37,311		190,154	152,810

% total revenues	27.8%	17.2%		22.8%	18.3%

EBIT	6,874	-19,176		-79,078	-73,958

%	3.3%	-8.8%		-9.5%	-8.9%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16.

(2) Under lAS 17.

Chile Operating Data

	4Q19	4Q18	Var.%

Wireless Subscribers (thousands)	6,873	6,707	2.5%

Postpaid	2,246	2,080	8.0%

Prepaid	4,627	4,627	0.0%

MOU	171	176	-2.4%

ARPU (ChP)(1)	5,690	5,127	11.0%

Churn (%)	6.6%	6.8%	(0.2)

Revenue Generating Units (RGUs) *	1,400	1,424	-1.7%

*Fixed Line, Broadband and Television.

(1) Under IFRS 15.

Ecuador

We generated total revenue of 334 million dollars, up 1.2% year-on-year, with fixed-line service revenues rising 7.8% driven by broadband revenue growth of 16.3%. Mobile service revenues were down 2.1% dragged down by prepaid service revenues, off 4.4%, on account of strong competition and promotions for data usage.

Under IFRS16 fourth quarter EBITDA came in at 146 million dollars. Organically, it was up 1.7%.

INCOME STATEMENT - Ecuador Millions of Dollars

	4Q19(1)	4Q18(2)	Var.%	Jan - Dec 19(1)	Jan - Dec 18(2)	Var.%

Total Revenues*	334	330	1.2%	1,321	1,309	0.9%

Total Service Revenues	272	275	-1.3%	1,098	1,104	-0.5%

Wireless Revenues	305	308	-0.9%	1,222	1,222	0.0%

Service Revenues	249	254	-2.1%	1,010	1,021	-1.1%

Equipment Revenues	56	53	4.8%	212	200	6.0%

Fixed Line Revenues	23	22	7.2%	92	87	6.2%

EBITDA	146	135		573	516

% total revenues	43.8%	41.1%		43.4%	39.4%

EBIT	90	85		347	310

%	27.1%	25.6%		26.2%	23.7%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16. (2) Under IAS 17.

Ecuador Operating Data

	4Q19	4Q18	Var.%

Wireless Subscribers (thousands)	8,493	8,246	3.0%

Postpaid	2,675	2,622	2.0%

Prepaid	5,818	5,624	3.4%

MOU	433	437	-1.0%

ARPU (US$)(1)	10	10	-5.0%

Churn (%)	4.2%	4.3%	(0.2)

Revenue Generating Units (RGUs) *	446	384	15.9%

*Fixed Line, Broadband and Television.

(1) Under IFRS 15.

Peru

Fourth quarter revenues of 1.4 billion soles were up 4.1% with equipment revenues shooting up 34.1%, and service revenues declining 4.0%. Mobile service revenues were down 6.1%, but adjusting for the reduction in termination rates and other one-off items, the decline would have been 2.2%. Fixed service revenues, 23% of the total, were up 4.0% on the back of broadband revenues that rose 18.3% compensating for the contraction of voice revenues.

EBITDA under IFRS16 reached 409 million soles. Under comparable accounting standards, EBITDA rose 22.0%.

We had positive trends in mobile number portability throughout 2019 as we managed to improve overall customer experience while keeping a competitive offer.

INCOME STATEMENT - Peru Millions of Soles

	4Q19(1)	4Q18(2)	Var.%	Jan - Dec 19(1)	Jan - Dec 18(2)	Var.%

Total Revenues*	1,367	1,314	4.1%	5,200	5,202	0.0%

Total Service Revenues	949	989	-4.0%	3,737	3,985	-6.2%

Wireless Revenues	1,139	1,083	5.2%	4,316	4,321	-0.1%

Service Revenues	730	778	-6.1%	2,891	3,148	-8.1%

Equipment Revenues	408	305	34.1%	1,425	1,173	21.4%

Fixed Line Revenues	219	210	4.0%	846	839	0.8%

EBITDA	409	312		1,510	1,209

% total revenues	29.9%	23.8%		29.0%	23.2%

EBIT	134	86		488	433

%	9.8%	6.5%		9.4%	8.3%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16. (2) Under lAS 17.

Peru Operating Data

	4Q19	4Q18	Var.%

Wireless Subscribers (thousands)	11,611	12,098	-4.0%

Postpaid	4,149	4,093	1.4%

Prepaid	7,462	8,005	-6.8%

MOU	287	249	15.0%

ARPU (Sol)(1)	21	21	0.3%

Churn (%)	5.0%	7.3%	(2.3)

Revenue Generating Units (RGUs)*	1,603	1,472	8.9%

*Fixed Line, Broadband and Television.

(1) Under IFRS 15.

Central America

Revenues of 610 million dollars were down 1.0% on a pro-forma basis with service revenues expanding 1.7%. Mobile service revenues showed good recovery in the last quarter growing 3.7%, up from 0.7% the prior one, whereas fixed-line service revenues dropped 1.8%, when they had been down 4.0% the prior quarter.

In local currency terms, service revenues expanded in all markets other than Nicaragua. They were up 6.9% and 5.8% in Costa Rica and Honduras, respectively, and more than 4% in each Panama and El Salvador. In Guatemala they rose 1.8% pro-forma, with mobile service revenues rising 6% and fixed service revenues declining 5.4%.

EBITDA under IFRS16 totaled 218 million dollars. Organically, under a comparable basis, EBITDA rose 17.8% and the margin expanded 4.9 percentage points. Except for Nicaragua and Panama, our operations in Central America exhibited EBITDA expansion in local currency terms.

INCOME STATEMENT - Central America Pro forma Millions of Dollars

	4Q19(1)	4Q18(2)	Var.%	Jan - Dec 19(1)	Jan - Dec 18(2)	Var.%

Total Revenues*	610	616	-1.0%	2,435	2,532	-3.8%

Total Service Revenues	525	516	1.7%	2,098	2,123	-1.2%

Wireless Revenues	415	415	-0.1%	1,655	1,712	-3.4%

Service Revenues	344	332	3.7%	1,368	1,374	-0.5%

Equipment Revenues	71	83	-15.0%	287	338	-15.0%

Fixed Line Revenues	189	192	-1.6%	760	783	-3.0%

EBITDA	218	161		907	769

% total revenues	35.8%	26.1%		37.3%	30.4%

EBIT	98	38		333	260

%	16.1%	6.2%		13.7%	10.3%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16. (2) Under lAS 17.

Central America Operating Data

	4Q19	4Q18	Var.%

Wireless Subscribers (thousands)	15,488	14,364	7.8%

Postpaid	2,529	2,364	7.0%

Prepaid	12,959	12,000	8.0%

MOU(1)	168	157	7.1%

ARPU (US$)(2)	8	7	13.2%

Churn (%)	6.6%	9.1%	(25)

Revenue Generating Units (RGUs)*	7,095	6,465	9.7%

* Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers. (2) Under IFRS 15.

Caribbean

In the Dominican Republic revenues increased 6.1%, with service revenues rising 5.6%. Mobile service revenue growth continued to accelerate, rising to 8.9% in the fourth quarter from 8.4% in the third one and 6.9% in the second one. Prepaid revenues kept on expanding at a double-digit pace, 14.4%, for the fifth quarter in a row. EBITDA was up 6.7% under comparable standards, with a margin that climbed 30 basis points to 45.5%.

In Puerto Rico fourth quarter revenues declined 1.0% adjusting for extraordinary revenues booked in year-earlier quarter, with service revenues falling 3.8%. Under IFRS16 EBITDA came in at 24 million dollars and the margin at 11.5% of revenues.

INCOME STATEMENT - Caribbean Millions of Dollars

	4Q19(1)	4Q18(2)	Var.%	Jan - Dec 19(1)	Jan - Dec 18(2)	Var.%

Total Revenues*	453	473	-4.3%	1,795	1,893	-5.2%

Total Service Revenues	389	415	-6.3%	1,581	1,627	-2.8%

Wireless Revenues	279	257	8.3%	1,069	1,032	3.6%

Service Revenues	215	213	0.7%	855	834	2.5%

Equipment Revenues	64	44	45.3%	214	198	8.2%

Fixed Line Revenues	177	205	-13.6%	737	805	-8.5%

EBITDA	138	146		579	564

% total revenues	30.5%	30.9%		32.2%	29.8%

EBIT	55	85		252	306

%	12.1%	18.0%		14.1%	16.2%

*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues include other income.

(1) Under IFRS 16. (2) Under lAS 17.

Caribbean Operating Data

	4Q19	4Q18	Var.%

Wireless Subscribers (thousands)	6,244	5,887	6.1%

Postpaid	2,028	1,935	4.8%

Prepaid	4,216	3,952	6.7%

MOU(1)	203	255	-20.4%

ARPU (US$)(2)	12	12	-5.1%

Churn (%)	3.5%	3.5%	0.0

Revenue Generating Units (RGUs)*	2,528	2,546	-0.7%

• Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers. (2) Under IJRS 15.

United States

Fourth quarter revenues rose 3.5% year-on-year to 2.1 billion dollars, with service revenues increasing 1.4%. Our ARPU was up 4.6% to 27 dollars, as the mix of clients continued to shift in favor of our higher-spend brands: StraightTalk and Total Wireless.

Our EBITDA climbed 16.3% from the year-earlier quarter—up from 9.5% in the third quarter and 8.2% in the second one—to 186 million dollars, with the EBITDA margin rising one percentage point to 9.0%, as airtime costs continued to fall in line with retail prices.

INCOME STATEMENT - United States Millions of Dollars

	4Q19	4Q18	Var.%	Jan - Dec 19	Jan - Dec 18	Var.%

Total Revenues	2,071	2,000	3.5%	8,091	7,967	1.6%

Service Revenues	1,718	1,694	1.4%	6,821	6,747	1.1%

Equipment Revenues	352	306	15.3%	1,269	1,219	4.1%

EBITDA	186	160	16.3%	646	622	4.0%

% total revenues	9.0%	8.0%		8.0%	7.8%

EBIT	169	140	20.7%	574	541	6.0%

%	8.2%	7.0%		7.1%	6.8%

United States Operating Data

	4Q19	4Q18	Var.%

Wireless Subscribers (thousands)	20,876	21,688	-3.7%

Straight Talk	9,382	9,176	2.2%

Safelink	2,173	2,871	-24.3%

Other Brands	9,321	9,641	-3.3%

MOU	594	555	7.0%

ARPU (US$)	27	26	4.6%

Churn (%)	4.2%	4.0%	0.2

Telekom Austria Group

In the fourth quarter our European operations posted service-revenue and EBITDA growth in all the markets. Service revenues increased 3.6% with mobile service revenues expanding 5.7% and fixed service revenues rising 1.1% driven by our solutions and connectivity business, mostly in Austria and Bulgaria.

In Austria, service revenues were slightly off from the year-earlier quarter, -0.3%, with mobile service revenues rising slightly, 0.6% and fixed service revenues declining 0.9%.

In our Eastern European operations we saw strong service revenue growth, 8.8% with mobile service revenues jumping 9.1%, followed closely by fixed service revenue, up 7.8%.

The group’s EBITDA—excluding restructuring charges—was up 8.2% over the year driven by higher service revenue growth and focus on cost controls in all markets. In Austria, EBITDA ex-restructuring charges was roughly flat from the year before whereas in our Eastern European operations we saw all markets posting positive EBITDA contributions—especially Belarus, Serbia and Croatia—with EBITDA rising 18.2%.

On January 27th, we officially launched our first 5G network in Austria. We developed a top of the line 5G platform with the broadest coverage in the country by a wide margin. Our “5Giga” premium tariff portfolio for mobile and Internet@Home segments features unlimited data usage, network priority to guarantee bandwidth and speeds, premium customer care and the latest devices.

INCOME STATEMENT (In accordance with IFRS 16) - A1 Telekom Austria Group

Millions of Euros

	4Q19	4Q18	Var.%	Jan - Dec 19	Jan - Dec 18	Var.%

Total Revenues	1,200	1,153	4.1%	4,565	4,435	2.9%

Total service revenues	963	929	3.6%	3,805	3,681	3.4%

Wireless service revenues	520	492	5.7%	2,075	2,004	3.6%

Fixed-line service revenues	442	438	1.1%	1,730	1,677	3.2%

Equipment revenues	213	202	5.3%	664	662	0.2%

Other operating income	25	21	15.4%	96	92	4.2%

EBITDA	355	334	6.4%	1,561	1,549	0.8%

% total revenues	29.6%	29.0%		34.2%	34.9%

Adjusted EBITDA(1)	377	348	8.2%	1,645	1,571	4.7%

% total revenues	31.4%	30.2%		36.0%	35.4%

EBIT	118	95	23.9%	615	446	37.9%

% total revenues	9.8%	8.3%		13.5%	10.1%

For further detail please visit www.a1.group/en/investor-relations

(1) Does not include restructuring charges in Austria.

A1 Telekom Austria Group Operating Data

	4Q19	4Q18	Var.%

Wireless Subscribers (thousands)	21,296	21,029	1.3%

Postpaid	16,963	16,245	4.4%

Prepaid	4,334	4,784	-9.4%

MOU(1)	370	357	3.6%

ARPU (Euros)	8	8	4.1%

Churn (%)	2.0%	2.0%	0.0

Revenue Generating Units (RGUs)*	6,143	6,203	-1.0%

*Fixed Line, Broadband and Television.

(1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Exchange Rates Local Currency Units per MxP
	4Q19	4Q18	Var.%	Jan-Dec 19	Jan-Dec 18	Var.%
Euro
End of Period	0.0473	0.0443	6.8%	0.0473	0.0443	6.8%
Average	0.0468	0.0442	5.9%	0.0464	0.0440	5.4%
U.S.
End of Period	0.0531	0.0508	4.4%	0.0531	0.0508	4.4%
Average	0.0518	0.0504	2.8%	0.0519	0.0520	-0.1%
Brazilean Real
End of Period	0.2139	0.1969	8.6%	0.2139	0.1969	8.6%
Average	0.2133	0.1919	11.2%	0.2047	0.1898	7.8%
Argentinean Peso
End of Period	3.1780	1.9154	65.9%	3.1780	1.9154	65.9%
Average	3.0777	1.8698	64.6%	2.5015	1.4591	71.4%
Chilean Peso
End of Period	39.7311	35.2982	12.6%	39.7311	35.2982	12.6%
Average	39.1008	34.2996	14.0%	36.4754	33.3396	9.4%
Colombian Peso
End of Period	173.8979	165.1052	5.3%	173.8979	165.1052	5.3%
Average	176.6557	159.6187	10.7%	170.3195	153.5992	10.9%
Guatemalan Quetzal
End of Period	0.4085	0.3931	3.9%	0.4085	0.3931	3.9%
Average	0.4001	0.3892	2.8%	0.3996	0.3908	2.3%
Peruvian Sol
End of Period	0.1760	0.1712	2.8%	0.1760	0.1712	2.8%
Average	0.1743	0.1694	2.9%	0.1733	0.1709	1.4%
Dominican Republic Peso
End of Period	2.8235	2.5657	10.1%	2.8235	2.5657	10.1%
Average	2.7428	2.5402	8.0%	2.6765	2.5799	3.7%

Exchange Rates Local Currency Units per USD
	4Q19	4Q18	Var.%	Jan-Dec 19	Jan-Dec 18	Var.%
Euro
End of Period	0.8918	0.8725	2.2%	0.8918	0.8725	2.2%
Average	0.9031	0.8766	3.0%	0.8933	0.8466	5.5%
Mexican Peso
End of Period	18.8452	19.6829	-4.3%	18.8452	19.6829	-4.3%
Average	19.2926	19.8302	-2.7%	19.2641	19.2397	0.1%
Brazilean Real
End of Period	4.0307	3.8748	4.0%	4.0307	3.8748	4.0%
Average	4.1148	3.8049	8.1%	3.9438	3.6525	8.0%
Argentinean Peso
End of Period	59.8900	37.7000	58.9%	59.8900	37.7000	58.9%
Average	59.3759	37.0782	60.1%	48.1899	28.0735	71.7%
Chilean Peso
End of Period	748.7400	694.7700	7.8%	748.7400	694.7700	7.8%
Average	754.3568	680.1687	10.9%	702.6654	641.4428	9.5%
Colombian Peso
End of Period	3,277.1400	3,249.7500	0.8%	3,277.1400	3,249.7500	0.8%
Average	3,408.1473	3,165.2714	7.7%	3,281.0504	2,955.1968	11.0%
Guatemalan Quetzal
End of Period	7.6988	7.7370	-0.5%	7.6988	7.7370	-0.5%
Average	7.7186	7.7183	0.0%	7.6986	7.5182	2.4%
Peruvian Sol
End of Period	3.3170	3.3700	-1.6%	3.3170	3.3700	-1.6%
Average	3.3628	3.3586	0.1%	3.3382	3.2875	1.5%
Dominican Republic Peso
End of Period	53.2100	50.5000	5.4%	53.2100	50.5000	5.4%
Average	52.9148	50.3726	5.0%	51.5599	49.6372	3.9%

Appendix 1: Income Statement Reconciliation from IAS 17 to IFRS 16

América Móvil’s Income Statement

Millions of Mexican pesos	Jan - Dec 19 IAS 17	Changes brought about by IFRS 16	Jan - Dec 19 IFRS 16	Var.%

Total Costs and Expenses	722,512	(28,920)	693,592	-2.7%

EBITDA	284,836	28,920	313,756	-3.5%

Depreciation & Amortization	135,322	23,594	158,915	-13.1%

EBIT	149,514	5,326	154,841	7.1%

Net Interest Expense	23,687	7,940	31,627	12.1%

Other Financial Expenses	7,075		7,075	-30.5%

Foreign Exchange Loss	(5,226)		(5,226)	-172.0%

Comprehensive Financing Cost (Income)	25,536	7,940	33,476	-33.8%

Income & Deferred Taxes	51,878	(844)	51,034	11.6%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	72,100	(1,769)	70,331	32.3%

Equity Participation in Results of Affiliates	(18)		(18)	n.m.

Minority Interest	(2,583)		(2,583)	32.4%

Net Income	69,500	(1,769)	67,731	32.2%

n.m Not meaningful.

Appendix 2: Balance Sheet Reconciliation from IAS 17 to IFRS 16

Balance Sheet - América Móvil Consolidated

Millions of Mexican Pesos	Dec ‘19 IAS 17	Changes brought about by IFRS 16	Dec ‘19 IFRS 16		Dec ‘19 IAS 17	Changes brought about by IFRS 16	Dec ‘19 IFRS 16

Current Assets	330,844		330,844	Current Liabilities

				Short Term Debt*	129,172		129,172

				Lease-Related Debt		25,895	25,895

				Other Current Liabilities	370,303	30	370,333

					499,475	25,924	525,400

Non Current Assets	1,083,086	118,003	1,201,089	Non Current Liabilities

				Long Term Debt	495,082		495,082

				Lease-Related Debt		94,702	94,702

				Other Liabilities	190,621	-779	189,843

					685,704	93,923	779,627

				Shareholder’s Equity	228,752	-1,845	226,907

Total Assets	1,413,930	118,003	1,531,934	Total Liabilities and Equity	1,413,930	118,003	1,531,934

Appendix 3: EBITDA under IAS 17

EBITDA (IAS 17) Millions in Local Currency

	4Q19	4Q18	Var.%	Jan-Dec 19	Jan-Dec 18	Var.%

Mexico

EBITDA	27,704	24,582	12.7%	100,258	94,001	6.7%

% of Total Revenues	33.9%	32.0%		34.0%	33.0%

Argentina(1)

EBITDA	9,727	9,947	-2.2%	40,229	41,969	-4.1%

% of Total Revenues	39.3%	38.2%		39.9%	38.6%

Brazil

EBITDA	3,094	3,085	0.3%	12,057	12,096	-0.3%

% of Total Revenues	33.3%	34.2%		33.2%	33.9%

Adjusted EBITDA(2)	3,094	2,956	4.7%	12,057	11,450	5.3%

% Total Revenues	33.3%	32.8%		33.2%	32.1%

Chile

EBITDA	36,834	37,311	-1.3%	137,391	152,810	-10.1%

% of Total Revenues	17.5%	17.2%		16.5%	18.3%

Colombia

EBITDA	1,386	1,211	14.5%	5,253	4,747	10.7%

% of Total Revenues	41.3%	40.4%		41.5%	41.0%

Ecuador

EBITDA	138	135	1.7%	540	516	4.6%

% of Total Revenues	41.2%	41.1%		40.9%	39.4%

Perú

EBITDA	381	312	22.0%	1,364	1,209	12.8%

% of Total Revenues	27.9%	23.8%		26.2%	23.2%

Central America

EBITDA Pro Forma	189	161	17.8%	774	769	0.7%

% of Total Revenues	31.0%	26.1%		31.8%	30.4%

Caribbean

EBITDA	124	146	-15.4%	526	564	-6.7%

% of Total Revenues	27.3%	30.9%		29.3%	29.8%

(1) EBITDA in millions of constant ARP of December 2019.

(2) Adjusted EBITDA does not include the effects of one-off items.

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Chum	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscriber base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2020	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer